SILVERCREST MINES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held June 15, 2011

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of SilverCrest Mines Inc. (the “Company”) will be held at the Metropolitan Hotel Pacific, 645 Howe Street, Vancouver, British Columbia on Wednesday, June 15, 2011 at 11:00 a.m. (Vancouver local time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2010 with the auditor’s report thereon;

2.	to fix the number directors at five and to elect five directors for the ensuing year;

3.	to appoint the Company's auditor for the ensuing year;

4.	to approve the Company’s “rolling 10%” Stock Option Plan, as more particularly described in the accompanying Management's Information Circular;

5.	to reconfirm the Company’s shareholder rights plan; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management's Information Circular, Proxy Form and Return Card also accompany this Notice of Meeting.

Only shareholders of record at the close of business on May 11, 2011 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.

Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy Form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy Form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or, if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time at which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy Form because such shareholder owns shares registered in different names or addresses, each Proxy Form should be completed and returned.

Dated at Vancouver, British Columbia as of the 13th day of May, 2011.

BY ORDER OF THE BOARD

“J. Scott Drever”

J. SCOTT DREVER
Chairman, President and Director